

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2012

<u>Via E-mail</u>
Mr. Akihisa Watai
Chief Financial Officer
Internet Initiative Japan Inc.
Jinbocho Mitsui Bldg.
1-105 Kanda Jinbo-cho
Chiyoda-ku, Tokyo 101-0051, Japan

> **Re: Internet Initiative Japan Inc.**
> **Form 20-F for the Year Ended March 31, 2011**
> **Filed July 19, 2011**
> **File No. 000-30204**

Dear Mr. Watai:

We have reviewed your letter dated December 28, 2011 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 1, 2011.

<u>Form 20-F for the Year Ended March 31, 2011</u>

<u>Item 18. Financial Statements</u>

<u>Note 1. Description of Business and Summary of Significant Accounting Policies</u>

<u>Summary of Significant Accounting Policies</u>

<u>Revenue Recognition, page F-13</u>

1.   We note your response to prior comment 2. Please confirm that you will include these disclosures in your next periodic filing.

Note 2. Business Combinations, page F-19

2.   We note your response to prior comments 3. Please tell us whether you account for these arrangements on a gross basis or net basis. Describe the terms of the arrangements and how you considered each of the factors included in ASC 605-45-45.   Further, please clarify the term "business tie up" in your disclosures, and to the extent revenues generated from these arrangements are expected to be material, provide a description of the terms of the arrangements and your accounting policies for the arrangements. Please include your proposed disclosures in your response.

Note 12. Income Taxes, page F-32

3.   We note your response to prior comment 7 that the loss-carryforward relate to entities not included in the company's consolidated tax return. Please explain this statement in further detail and tell us how this impacted your accounting for the deferred tax assets and the related valuation allowance. In your response, please provide us with references to any accounting guidance considered.

Note 17. Commitments and Contingent Liabilities, page F-48

4.   We note your response to prior comment 8. Please confirm that you will provide the required disclosures in your next periodic filing, and include your proposed disclosures in your response.

Note 19. Fair Value Measurements, page F-49

5.   We note your response to prior comment 9. ASC 320-10-35-25.b indicates that where an entity has not estimated the fair value of a cost-method investment, the entity shall evaluate whether an event or change in circumstances has occurred in that period that may have an adverse effect on the fair value of the investment (impairment indicators described in ASC 320-10-35-27), which you indicate in your response to prior comment 4 that you analyze. Please describe in your disclosures how you analyze these indicators using the information provided in your response to prior comment 9.

6.   Further, ASC 320-10-35-29 requires that if an impairment indicator is present, the entity shall estimate the fair value of the investment. We note that you evaluated the fair value of your non-marketable investments based on the net assets of each issuer, as you could not obtain other information such as future cash flows. Please tell us and describe in your disclosures why you believe net assets to be representative of fair value for these investments. Please also describe any other factors you considered in determining fair value and revise your disclosures accordingly. Please include any proposed disclosures in your response.

       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Melissa Feider, Staff Accountant, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

                                Sincerely,

                                /s/ Kathleen Collins

                                Kathleen Collins
                                Accounting Branch Chief

cc: Via E-mail
        Brian D. Wessel
        Sullivan & Cromwell LLP